Valneva Reports 95% Seroresponse Four Years After Single Shot of Chikungunya Vaccine IXCHIQ®

•Long-lasting antibody persistence was comparable in older (65+) and younger adults

•Long-term antibody persistence is a key competitive advantage for a vaccine targeting unpredictable outbreak diseases like chikungunya

Saint-Herblain (France), September 30, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported positive antibody persistence data four years after vaccination with a single dose of its chikungunya vaccine IXCHIQ®. The results are in line with Valneva’s expectations for this vaccine, confirming a strong and long-lasting antibody persistence across all age groups investigated. The four-year persistence data are in line with previous persistence data1, 2,3, further highlighting a key advantage of the vaccine.

Among the 254 healthy adults still followed in the trial, 95% maintained neutralizing antibody titers well above the seroresponse threshold4 four years after the single-dose vaccination. Persistence of antibodies in older adults (age 65+) was comparable to younger adults (18-64 years of age) in terms of geometric mean titers (GMTs) and seroresponse rates (SRRs).

Trial VLA1553-303, which has received funding support from the Coalition for Epidemic Preparedness Innovations (CEPI) and the European Union’s (EU) Horizon Europe program, also collected long-term safety data up to two years, including Adverse Event of Special Interest (AESI) from the preceding trial and any new-onset Serious Adverse Events (SAEs). No safety concerns were reported or identified and no AESI were ongoing at the time of participant enrollment in the trial. Per trial protocol, antibody persistence is planned to be collected up to ten years after vaccination.

Juan Carlos Jaramillo M.D., Chief Medical Officer of Valneva, said, “We are very encouraged by these four-year data, which further reinforce IXCHIQ®'s unique profile and its ability to generate a robust, durable antibody response in both younger and older adults with just a single dose. Whether you are a traveler, live in an endemic area, or face an outbreak situation, the prospect of long-term protection from a mosquito-borne disease with a single vaccination is highly valuable, especially in Low- and Middle-Income Countries ((LMICs) where vaccine access is often limited.”
Valneva is focused on expanding the vaccine’s access. The Company expanded its partnership with CEPI in 20245 to support broader access to the vaccine in LMICs and, within
1 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate - Valneva
2 Valneva Reports Positive 24-Month Antibody Persistence Data for its Single-Shot Chikungunya Vaccine IXCHIQ® - Valneva; McMahon et al., J TJ Travel Med. 2024 Mar 1;31(2):taad156.doi: 10.1093/jtm/taad156
3 Valneva Reports Positive Three-Year Antibody Persistence Data for its Single-Shot Chikungunya Vaccine IXCHIQ® - Valneva
4 A neutralizing antibody titer of ≥150 determined by µPRNT50, i.e. the antibody level agreed with regulators as endpoint under the accelerated approval pathway.
5 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva

the framework of this agreement, announced an exclusive license agreement with the Serum Institute of India (SII) to enable supply of the vaccine in Asia6.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years.7
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas.8 Between 2013 and 2023, more than 3.7 million cases were reported in the Americas9 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.10
About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research,
6 Valneva Successfully Expands Access to Asia for its Chikungunya Vaccine with Serum Institute of India - Valneva
7 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
8 https://cmr.asm.org/content/31/1/e00104-16
9 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
10 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.